Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
February 4, 2013	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	Edward S. Best Direct Tel +1 312 701 7100 Direct Fax +1 312 706 8106 ebest@mayerbrown.com
Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Potbelly Corporation
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted December 21, 2012
CIK No. 0001195734

Dear Ms. Nguyen:

This letter is being furnished on behalf of Potbelly Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2013 to Aylwin Lewis, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing a second amended confidential draft registration statement (“Amendment No. 2”). Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the filing of the amended confidential draft registration statement.

Prospectus Summary, page 1

The Neighborhood Sandwich Shop, page 1

1.	We note your response to our prior comment 11 and reissue. Please revise to remove non-substantiable adjectives such as “tasty,” “welcoming,” “lively” and “familiar” on page 1 and throughout and the terms “nice” and “personable” employees on pages 38 and 58.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the prospectus accordingly.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

2.	Please revise the last paragraph on page 1 to briefly explain the difference between comparable store sales growth and shop-level profit margin.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of the prospectus accordingly.

3.	Revise the last bulleted point on page 1 to disclose the shop-level profit margins for 2009 and 2010.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 52 accordingly.

4.	Please revise the last sentence of the first paragraph in this section to state as a belief. In addition, please provide support for your statement that you “develop strong connection with [your] customers.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 37 and 52 of the prospectus.

Our Competitive Strengths, page 2

5.	We note your response to our prior comment 15 and reissue. Please revise to clarify what you mean by “high-quality” by explaining, if true, that the ingredients that you use have not been independently verified as “high-quality” but that you use fresh produce which is delivered to your shops every two to three days as opposed to frozen produce. In addition, please revise to clarify what you mean by “all-natural” chicken. We further note that you offer other meat products and “regular bread.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 38, 53 and 58 of the prospectus to provide additional information.

6.	We note your response to our prior comment 18 that live, local musicians perform frequently at many of your shops. Please revise to clarify what you mean by “frequently” and “many” by providing quantitative information.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 38 and 54 of the prospectus.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

7.	We note your revised disclosure on page 2 in response to our prior comment 16. Please revise to disclose the percentage of customers you solicit feedback from and please revise to identify your “major markets.” In addition, we note your disclosure on page 53 that these customer advisories are conducted “in-person.” With a view towards revised disclosure, please advise as to how you conduct such surveys.

Response: The Company acknowledges the Staff’s comment and has revised page 2 of the prospectus to state the disclosure in a different way. The Company has revised pages 38 and 54 in a similar fashion.

The Company acknowledges the Staff’s comment regarding the “Customer Advisories” discussed on page 53 and has revised the disclosure on pages 53 and 58 of the prospectus to provide additional information.

8.	We note your response to our prior comment 20 that you have “devoted Potbelly fans that return again and again.” With a view towards revised disclosure, please tell us whether you track the number of customers that return to your restaurant and the frequency with which they do so.

Response: The Company acknowledges the Staff’s comment and has revised page 54 of the prospectus to provide additional information.

Our Growth Strategy, page 3

9.	Please revise to remove the terms “great” shops and “terrific” returns as these terms are subjective and appear to be marketing language. Also revise to clarify that you cannot provide assurances that you will be able to achieve and maintain these objectives. Please also revise the third paragraph on page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the prospectus. The Company respectfully submits that it believes certain statements including “terrific returns” and others under “Our Growth Strategy” on pages 3 and 55 of the prospectus articulate aspirations and goals of the Company’s business model rather than statements of past achievement. The Company has revised the disclosure on pages 3 and 55 of the prospectus to better clarify this point to investors.

10.	Please revise to balance your disclosure regarding your “careful site selection” in the second paragraph of this section by disclosing that the shops you closed in 2011 and for the 39 weeks ended September 23, 2012 were closed due to poor performance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 13 and 55 of the prospectus accordingly.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

11.	Please revise the third paragraph to provide balancing disclosure that you cannot provide any assurance that you will be able to maintain your shop-level profit margin levels or that you can achieve and maintain low expenses. Also revise to state as a belief that you exercise “strong financial discipline in managing expenses and by encouraging employee efficiency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 55 of the prospectus.

Selected Consolidated Financial and Other Data, page 32

12.	As you have elected to disclose the increase in shop-level profit margin as a non-GAAP measure of your operating performance, please also disclose a comparable GAAP-based measure, such as operating income margin (i.e., income from operations expressed as a percentage of total revenues). Please present such a GAAP-based measure in a position of equal or greater prominence than the non-GAAP measure. Also, throughout the document, please ensure that your presentation of shop-level profit margin is clearly identified as a non-GAAP measure.

Response: The Company acknowledges the Staff’s comment and has revised the tables on pages 8-9 and 34, as well as the disclosure throughout the prospectus, accordingly.

Business, page 52

Our Competitive Strengths, page 53

Simple, Tasty Food, page 53

13.	We note your response to our prior comment 36 that you conduct an annual customer survey to help determine trends. As you have elected to discuss your customer surveys, please revise to provide additional information regarding such surveys including disclosure regarding whether you select customers at random and quantitative data regarding the percentage of customers that actually participate in the surveys.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 53 and 58 of the prospectus accordingly.

Differentiated Customer Experience that Delivers a Neighborhood Feel, page 54

14.	Please tell us whether you have compared your customer survey results against your competitors. Revise to substantiate your claim that you provide a “superior” customer experience or remove such claims.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 and elsewhere in the prospectus to remove the term “superior”.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

15.	We note your response to our prior comment 37 that your shops are “strongly integrated into the neighborhood through the use of local managers, musicians and locally-themed décor.” Please revise to state as a belief. In addition, please revise your disclosure that your managers, because they frequently live in the neighborhood where the shop is located, “get to know their customers, understand the unique character of each neighborhood and form deep roots within the community” and that your “atmosphere is enhanced by live, local musicians” to state as a beliefs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the prospectus accordingly.

Distinct, Deep-Rooted Culture: The Potbelly Advantage, page 54

16.	We note your response to our prior comment 39 and reissue in part. Please revise to describe your hiring process, your training programs, evaluations, and Ethics Code of Conduct so as to indicate how each contributes to your “positive energy” and how each “empower[s] [your] employees to do what is right.” In addition, please explain why you believe this separates you from your competitors. Alternatively, please revise to remove such disclosure as it contains marketing language that cannot be substantiated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54-55 and 59-60 of the prospectus accordingly. The Company also respectfully advises the Staff that additional information on the Company’s hiring process, training programs, evaluations and Ethics Code of Conduct can be found in the “Our People” section beginning on page 59. Such additional disclosure is cross-referenced in the Distinct, Deep-Rooted Culture paragraph on page 55.

Additionally, the Company advises the Staff that “The Potbelly Advantage” is the official title of the written mission statement of Company. Such mission statement is shared with everyone who works at the Company, from top executives to shop-level associates and contains an expression of the Company’s vision, mission, passion and values. The Company has revised the disclosure in the prospectus to clarify that “The Potbelly Advantage” is the title of the mission statement and is not intended to be an assertion that the Company’s culture separates the Company from its competitors.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

Our Growth Strategy, page 55

Run Great Shops, page 55

17.	We note your response to our prior comment 42 that you use your proprietary tablet system in “[your] shops with higher traffic volumes.” Please revise to disclose the percentage of your shops that use the tablet system.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the prospectus accordingly.

Find and Build Great Shops, page 55

18.	We note your response to our prior comment 43 and reissue in part. Please revise to briefly describe your requirements regarding size and the number of people your dining rooms can typically seat or include a cross-reference to page 61 where you do discuss the basic requirements of your shops.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the prospectus accordingly.

Become a Global Iconic Brand, page 55

19.	We note your response and revised disclosure in response to our prior comment 46. Please revise to explain your “grass roots approach” to integrating your shops deep within a neighborhood. Alternatively, please remove such disclosure. In addition, with a view towards revised disclosure in an appropriate place in your prospectus, please provide additional information regarding your focus groups in new markets, including how frequently you conduct such focus groups and how people are selected for the focus groups, and tell us how management hears directly from customers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the prospectus.

Be a Great Franchisor, page 55

20.	To help investors understand your current franchise program, please revise to disclose the specific countries where Alshaya Trading Company W.L.L. may open your stores and whether it is required to open a certain number of stores. Also, tell us why you believe Alshaya’s operation of other restaurants in the Middle East, including Starbucks and P.F. Chang’s does not create a conflict of interest in light of your disclosure on page 63 in your Competition section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the “Franchising” section on page 62 of the prospectus, which is cross-referenced in the disclosure on page 56 of the prospectus.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

The Company respectfully notes its response to the Staff’s previous comments that the Company believes the Alshaya agreement is not material to the Company. This is due to the fact that franchising, as a whole, is not material to the Company as evidenced by the limited number of the Company’s franchise shops. As of September 23, 2012, the Company had 12 franchised shops as compared to 257 company-operated shops. The Company further advises the Staff that it considers international franchising to be less of a priority than domestic franchising.

The Company supplementally advises the Staff that it considers the fact of whether Alshaya is required by the franchising agreement to open a certain number of shops to be competitively-sensitive information. Given this belief, and the fact that the Company does not consider the Alshaya agreement to be material in any event, the Company advises the Staff that it does not wish to disclose any such requirements at this time.

The Company supplementally advises the Staff that it believes Alshaya’s operation of other restaurants in the Middle East does not create a conflict of interest for multiple reasons. First, the Company believes that Alshaya’s interests are aligned with the Company’s goal of developing profitable Potbelly shops in the region. Alshaya’s revenues from the franchising agreement depend on the success of the individual shops. Second, the Company believes that restaurants like P.F. Changs and Starbucks offer significantly different products, price points, atmospheres and overall dining experiences than the Company’s shops, and are therefore not direct competitors. Finally, Alshaya has significant experience in franchising different American retail brands in a single market. The Company therefore believes Alshaya will be able to effectively develop the Company’s shops in various Middle East locations whether or not such market already contains other American restaurant concepts.

Our Food, page 56

Our Menu, page 56

21.	We note your response to our prior comment 49 that your menu is simple because “each size of sandwich is offered at the same base price.” Please revise to clarify as it does not appear that every sandwich of the same size is the same price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the prospectus.

Shops Operations and Management, page 58

Our People, page 59

22.	We note your disclosure regarding your annual culture survey on page 59. Please revise to provide a brief description of this survey, including whether all employees take this survey.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 59 to remove the disclosure regarding the annual culture survey.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

23.	Please revise the sixth and seventh sentences in this section to state as beliefs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the prospectus accordingly.

24.	Please revise to substantiate that you have “improved” turnover rates and “high internal promotion rates.” Alternatively, please remove such disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the prospectus accordingly.

Site Selection and Expansion, page 60

25.	Please revise to balance the disclosure that you have a “proven” shop model by clarifying that you cannot provide any assurance that you will achieve and maintain similar profit margins in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 of the prospectus accordingly.

Shop Design, page 61

26.	Please revise to clarify what you mean by “neighborhood hangout.” Alternatively, please remove such claim.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the prospectus accordingly.

Management, page 67

27.	Before this registration statement is declared effective, please provide the information as of a more recent practicable date.

Response: The Company acknowledges the Staff’s comment and undertakes to provide updated information in a subsequent amendment.

Executive and Director Compensation, page 74

28.	In a subsequent amendment, please include your executive and director compensation disclosure for fiscal year ended December 2012.

Response: The Company acknowledges the Staff’s comment and undertakes to provide information for fiscal year ended December 2012 in a subsequent amendment.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

Related Party Transaction, page 87

Agreements with Our Investors, page 87

2011 Stock Repurchase, page 87

29.	We note your revised disclosure in response to our prior comment 61 regarding the new stock options granted to Bryant Keil in connection with the 2011 stock repurchase. Please revise to clarify what you mean by your disclosure that you will provide replacement options “with economically equivalent options” but that upon termination of Bryant Keil’s current options, “the number of shares and the exercise price will be determined by [your] board of directors.” In addition, please revise to disclose the exercise price of the options that Mr. Keil currently holds and the expiration date or dates of the replacement options, if Mr. Keil chooses to exchange his current options for the replacement options.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 of the prospectus. The Company supplementally advises the Staff that the Company did not issue new stock options but provided Mr. Keil the right to terminate such options and receive replacement options. While terms of the replacement options are based on a set formula, the inputs to the formula will be determined by the Board at the time Mr. Keil terminates his previously held options. The Company is currently in the process of issuing replacement options to Mr. Keil for Mr. Keil’s 50,000 options that expire on February 6, 2013. Once such replacement options have been issued, the Company undertakes to further revise the disclosure on page 88 to include additional information, including but not limited to the number of options issued and exercise price thereof.

Registration Right Agreement, page 94

30.	Please revise to disclose the number of Registrable Securities you currently have outstanding and the number of Registrable Securities that are held by holders with Long-Form Registration Rights.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 of the prospectus to state the number of Registrable Securities the Company had outstanding as of December 30, 2012.

*    *    *

The Company will provide the requested representations at the time that it requests that the effective date of the Registration Statement be accelerated.

Mayer Brown LLP

Loan Lauren P. Nguyen

February 4, 2013

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100.

Sincerely,

/s/ Edward S. Best

Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission
Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Aylwin Lewis, Potbelly Corporation
Charlie Talbot, Potbelly Corporation
Matt Revord, Potbelly Corporation